FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 30, 2016, announcing SES and Gilat to Launch Hybrid Broadband Solution in Asia

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 30, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

SES and Gilat to Launch Hybrid Broadband Solution in Asia
Using SES-9 capacity and Gilat’s SkyEdge II-c Libra terminal, SES
Enterprise+ Hybrid Broadband will deliver internet connectivity cost-effectively

LUXEMBOURG and PETAH TIKVA, ISRAEL, May 30 2016 -- SES (Euronext Paris and Luxembourg Stock Exchange: SESG) and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services announced today that they are partnering to launch the SES Enterprise+ Hybrid Broadband in Asia powered by SkyEdge II-c Libra.

The hybrid broadband innovative solution comprising SES-9’s capacity and Gilat’s SkyEdge II-c Libra hybrid terminal will enable customers to deliver cost effective broadband internet connectivity to underserved areas and improve download speeds.

Customers will be able to integrate SES’s satellite network for download traffic with their existing terrestrial network for upload traffic. The service is provided through Gilat’s hybrid terminal which uses the existing network for the return channel and allows the download via SES’s satellite.

The solution will offer download speeds of up to 20 Mbps and is ideal for mobile network operators who want to offload their congested traffic networks and offer higher data rates, as well as for DTH providers who want to venture into the triple play of Internet, television and telephony.

“We believe the satellite-cellular-terrestrial hybrid approach represents a huge opportunity in Asia,” said Ferdinand Kayser, Chief Commercial Officer at SES. “DTH providers will be able to use their existing satellite infrastructure and distribution channels to offer triple-play services to improve customer loyalty and reduce churn. In addition, MNOs can offer the hybrid broadband service leveraging their cellular networks and boost them with more capacity, thus significantly improving broadband penetration to underserved areas.”

“We are excited to be partnering with SES again on our novel satellite-cellular hybrid initiative,” added Ron Levin, Director of Strategic Accounts at Gilat. “The endorsement of one of the world’s largest satellite operators is testament to our innovative technology.”

Gilat and SES will be launching the hybrid initiative in Asia at CommunicAsia 2016, May 31-June 3, 2016 at Marina Bay Sands in Singapore. See SES at #1R2-01, Hall C, Level 1 or Gilat at Hospitality Suite Heleconia 3510.

About SES
SES (Euronext Paris and Luxembourg Stock Exchange: SESG) is a world-leading satellite operator with a fleet of more than 50 geostationary satellites. The company provides satellite communications services to broadcasters, content and Internet service providers, mobile and fixed network operators and business and governmental organizations worldwide.

SES stands for long-lasting business relationships, high-quality service and excellence in the satellite industry. The culturally diverse regional teams of SES are located around the globe and work closely with customers to meet their specific satellite bandwidth and service requirements.

SES holds a participation in O3b Networks, a next generation satellite network combining the reach of satellite with the speed of fiber.

Further information available at: www.ses.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

Markus Payer
Corporate Communications
Tel. +352 710 725 500
Markus.Payer@ses.com